Exhibit 99.1

Aurora Cannabis Announces Confirmed Time for its Conference Call to Discuss Second Quarter 2019 Results

TSX | NYSE: ACB

EDMONTON, Feb. 7, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM), today announced a confirmed time for its scheduled conference call to discuss the results for its second quarter ended December 31, 2018. The call will be hosted on Monday, February 11th, 2019 at 6:00 p.m. Eastern Time by Terry Booth, Chief Executive Officer, Glen Ibbott, Chief Financial Officer, Cam Battley, Chief Corporate Officer, and Michael Singer, Chairman of the Board, followed by a question and answer period. The Company will report its financial results for the second quarter after the close of markets on Monday, February 11th, 2019.

CONFERENCE CALL DETAILS
DATE:	Monday, February 11th, 2019
TIME:	6:00 p.m. Eastern Time | 4:00 p.m Mountain Time
WEBCAST:	https://bit.ly/2VvfrlA
REPLAY:	(416) 849-0833 or (855) 859-2056
Available until 12:00 midnight Eastern Time Monday, February 18, 2019
REFERENCE NUMBER:	2474319

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/07/c1078.html

%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 17:00e 07-FEB-19